POINTS SHAREHOLDERS APPROVE ARRANGEMENT WITH PLUSGRADE

Toronto (June 23, 2022) - Points.com Inc. (TSX: PTS) (NASDAQ: PCOM) ("Points") is pleased to announce that at a special meeting of shareholders held earlier today, holders of Points' common shares ("Shareholders") voted overwhelmingly in favour of the special resolution (the "Arrangement Resolution") approving the previously announced plan of arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement"), pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade L.P. will acquire all of the issued and outstanding common shares of Points for US$25.00 in cash per common share.

In order to be passed, the Arrangement Resolution required approval of (i) two thirds of the votes cast by Shareholders present virtually or represented by proxy; and (ii) minority approval in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, being a simple majority of the votes cast by Shareholders present virtually or represented by proxy, excluding the votes of Robert MacLean, the Company's CEO, and Christopher Barnard, the Company's President. Detailed voting results for the resolution are as follows:

	Votes For	%	Votes Against	%
All Shareholders	10,168,849	99.26%	75,736	0.74%
Minority Approval	9,625,697	99.22%	75,736	0.78%

Regulatory Approval and Anticipated Closing Date

In addition to receipt of Shareholder approval of the Arrangement, the condition to the Arrangement relating to receipt of certain required regulatory approvals has been satisfied through (i) the receipt of written confirmation from the Canadian Commissioner of Competition on June 16, 2022 to the effect that it does not intend to make an application under Section 92 of the Competition Act (Canada) in respect of the Arrangement and (ii) the expiry on June 20, 2022 of the required waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976. Subject to the granting of the Final Order by the Ontario Superior Court of Justice (Commercial List) and the satisfaction or waiver of other customary closing conditions, the parties currently anticipate that the closing of the Arrangement will occur on or about June 30, 2022.

The hearing in respect of the Final Order is scheduled to take place on June 27, 2022 at 9:30 a.m. (Toronto time), or as soon after such time as counsel may be heard, by videoconference at a link to be made available by the Court, which will be posted on https://investor.points.com/.

About Points

Points (TSX: PTS) (NASDAQ: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com

Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things: the anticipated timing of various steps to be completed in connection with the Arrangement, including receipt of the Final Order; the anticipated closing date of the Arrangement; and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward- looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, Court approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; failure to complete the Arrangement could negatively impact the price of the common shares or otherwise affect the business of Points; the Purchaser's ability to complete the anticipated debt and equity financing as contemplated by applicable commitment letters or to otherwise secure terms for alternative financing at least as favourable as the debt and equity financing contemplated by the applicable commitment letters; significant transaction costs or unknown liabilities; the failure to realize the expected benefits of the Arrangement; risks related to tax matters; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; risks relating to Points' ability to retain and attract key personnel during the interim period; certain of Points' directors and officers may have interests in the Arrangement that are different from those of Shareholders; credit, market, currency, operational, liquidity and funding risks generally and relating specifically to the Arrangement, including changes in economic conditions, interest rates or tax rates; business, operational and financial risks and uncertainties relating to the COVID-19 pandemic; Points and the Purchaser may be subject to legal claims, securities class actions, derivative lawsuits and other claims; and other risks inherent to the business carried out by Points and/or factors beyond its control which could have a material adverse effect on Points or its ability to complete the Arrangement. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available on Points' issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information:

Points Investor Relations Inquiries

Cody Slach and Jackie Keshner

Gateway Group, Inc.

1-949-574-3860

IR@points.com